MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 173

         The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 173 on September 23, 1999. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

          Cover Page. The date of the Prospectus has been completed.

          Pages 2-3. "The Summary of Essential Financial Information" section and "Fee Table" have been completed.

          Pages 4-6. Revisions have been made and the portfolio has been completed.

          Pages 7-9. The descriptions of the Securities issuers have been completed.

          Pages 10-11. The Report of Independent Certified Public Accountants and Statement of Condition have been completed.






                                                              FILE NO. 333-83247
                                                                    CIK #1025326


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 2
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 173

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181


E.   Title of securities being registered: Units of proportionate interest

F.   Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on September 23, 1999 pursuant to Rule 487.







                               Wheat First Union

                               EVEREN SECURITIES

              FIRST UNION (R) First Union Brokerage Services, Inc.


Mid-Cap Bank Opportunity Trust, Series 1

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 173 includes the unit investment trust described above (the "Trust"). The Trust seeks to increase the value of your Units by investing in a diversified portfolio of mid-capitalization bank stocks selected by Wheat First Union, a division of First Union Capital Markets Corp. Of course, we cannot guarantee that the Trust will achieve its objective.


                               September 23, 1999


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


                   Summary of Essential Financial Information
                               September 23, 1999

Public Offering Price

Aggregate value of Securities per Unit (1)             $       9.90
Sales charge                                                    .39
  Less deferred sales charge                                    .29
Public offering price per Unit (2)                     $      10.00

Trust Information
Initial number of Units (3)                                  14,973
Aggregate value of Securities (1)                       $   148,235
Estimated initial distribution per Unit (4)             $       .03
Estimated annual dividends per Unit (4)                 $    .25257
Redemption price per Unit (5)                           $      9.58

General Information
Initial Date of Deposit         September 23, 1999
Mandatory Termination Date      September 23, 2003
Record Dates                    Tenth day of March, June, September and December
Distribution Dates              Twenty-fifth day of March, June, September
                                   and December



--------------------------------------------------------------------------------

(1) Each Security is valued at the last closing sale price on its principal trading exchange or, if not listed, at the last asked price on the day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately one month). The estimated amount is described on the next page.

(2) The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts.

(3) The number of Units may be adjusted so that the Public Offering Price per Unit equals $10 at the Evaluation Time on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".


                                    Fee Table


Transaction Fees (as % of offering price)
Initial sales charge (1)..............................          1.00%
Deferred sales charge (2).............................          2.90%
                                                           ----------
Maximum sales charge .................................          3.90%
                                                           ==========


Estimated Organizational Costs per Unit (3)...........    $   0.01328
                                                           ==========
Estimated Annual Expenses per Unit
Trustee's fee and operating expenses..................    $   0.00976
Evaluation fees.......................................    $   0.00250
Supervisory fees......................................    $   0.00350
                                                           ----------
Estimated annual expenses per Unit....................    $   0.01576
                                                           ==========
Estimated Costs Over TIme
One year..............................................    $        42
Three years...........................................    $        46
Five years............................................    $        50
Ten years.............................................            N/A



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest your Trust distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.


(2) The deferred sales charge is actually equal to $0.29 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from November 10, 1999 through July 9, 2000. Your Trust pays a proportionate amount of this charge on the tenth day of each month beginning in the accrual period until paid in full.


(3) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.


Mid-Cap Bank Opportunity Trust

   The Trust seeks to increase the value of your investment through ownership of a portfolio of stocks issued by mid-cap banks. Wheat First Union, a division of First Union Capital Markets Corp., selected stocks of mid-sized banks that their analysts consider attractive based on valuation, earnings growth potential and potential benefit from industry consolidation.

   Wheat First Union analysts believe that the prices of many stocks in the banking sector are relatively low compared to prices of stocks in general on a historical basis. They believe that the mid-sized banks in the portfolio currently offer a particularly good value. These analysts also believe that earning per share growth for this sector has been strong over the past several years. They believe that the fundamental strength exists for this trend to continue.

   Wheat First Union analysts also anticipate that consolidation trends within this sector could benefit the stock in the portfolio. The level of competition in this industry may make many mid-cap banks ripe for mergers and acquisitions. This could create increased economies of scale, acquisition of new technology and expansion into new markets. During 1995-1998, 2,316 FDIC-insured commercial banks were absorbed through mergers or other consolidation moves according to Standard & Poor's Industry Survey on Banking. Of course, no one can guarantee that this trend will continue. Wheat First Union also believes that this sector is appealing due to deregulation of the banking sector and low inflationary expectations.

   In selecting the stocks for the portfolio, Wheat First Union analysts began with all U.S. commercial banks with assets ranging from $2 billion to $25 billion. From this universe of stocks, Wheat First Union ranked each stock using a stock selection system measuring:

          o Outlook for population growth and household income growth in the bank's market area

          o    Deposit growth over the last two years

          o    Return on equity

          o    Credit quality

          o    Capital strength

   This screening process sought to select stocks based on quality, fundamental earnings strength history, and potential benefit from merger and acquisition activity. Wheat First Union analysts then followed this screening system with a thorough stock-by-stock analysis to select the portfolio for the Trust.

   Bank analyst Edward R. Najarian principally selected the stocks for the portfolio. Mr. Najarian is a Senior Vice President at First Union Capital Markets Corp. Mr. Najarian holds a BA in economics from Duke University and an MBA from Fuqua School of Business at Duke University. Mr. Najarian was recently named a Wall Street Journal All-Star Analyst in two categories. Mr. Najarian ranked first among the sixty-one analysts considered for earnings estimate accuracy and ranked third of the sixty-two analysts considered for stock-picking skill. Of course, no one can guarantee that this recognition will continue in future years. This recognition does not guarantee or predict the potential performance of the Trust.

   Two issues facing the bank industry in the recent past have been Year 2000 concerns and interest rates. While Wheat First Union analysts see these as important issues to consider, they believe that they may provide an opportunity to acquire stocks that have been negatively impacted by the public perception of these issues. Almost all federally-regulated banks are Year 2000 compliant with respect to mission critical systems. In addition, while rapidly rising interest rates would negatively impact banks, many analysts anticipate a fairly stable interest rate environment in the next one or two years and do not see signs that the strength of the U.S. economy will deteriorate significantly in the near future.

   As with any investment, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.





Portfolio

--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
        145     CCB Financial Corporation                   $      41.188             2.82%         $    5,972.19
         96     Centura Banks, Inc.                                42.250             3.03               4,056.00
        147     City National Corporation                          30.813             2.14               4,529.44
         86     Commerce Bancorp, Inc.                             40.375             2.18               3,472.25
        190     Commerce Bancshares, Inc.                          34.750             1.73               6,602.50
        146     Community First Bankshares, Inc.                   17.438             3.21               2,545.88
        291     Compass Bancshares, Inc.                           25.625             3.12               7,456.88
        202     Cullen/Frost Bankers, Inc.                         23.375             2.99               4,721.75
         15     First Citizens BancShares, Inc.                    78.875             1.27               1,183.13
         86     First Midwest Bancorp, Inc.                        38.375             2.50               3,300.25
        281     First Tennessee National Corporation               28.688             2.65               8,061.19
        287     FirstMerit Corporation                             24.375             3.28               6,995.63
        154     Fulton Financial Corporation                       19.250             3.12               2,964.50
        491     Hibernia Corporation                               11.938             3.52               5,861.31
         17     M&T Bank Corporation                              429.500             1.16               7,301.50
        142     Marshall & Ilsley Corporation                      57.250             1.68               8,129.50
        216     Mercantile Bankshares Corporation                  30.500             3.15               6,588.00
        323     National Commerce Bancorporation                   21.188             1.70               6,843.56
        390     North Fork Bancorporation, Inc.                    19.063             3.15               7,434.38
        199     Old Kent Financial Corporation                     37.063             2.16               7,375.44
         82     Provident Bankshares Corporation                   20.625             3.01               1,691.25
        136     Provident Financial Group, Inc.                    37.625             2.34               5,117.00
        158     Republic Security Financial Corporation             8.625             2.78               1,362.75
         67     S&T Bancorp, Inc.                                  22.500             3.38               1,507.50
         66     Silicon Valley Bancshares                          23.938             0.00               1,579.88
        170     Sky Financial Group, Inc.                          21.625             3.88               3,676.25
         84     Southwest Bancorporation of Texas, Inc.            17.125             0.00               1,438.50
         25     Sun Bancorp, Inc.                                  16.875             0.00                 421.88
         80     Triangle Bancorp, Inc.                             18.438             2.17               1,475.00
        196     Trustmark Corporation                              22.813             1.84               4,471.25
         31     UCBH Holdings, Inc.                                18.250             0.00                 565.75
        185     Valley National Bancorp                            25.250             4.12               4,671.25
        141     Westamerica Bancorporation                         28.938             2.21               4,080.19
        102     Wilmington Trust Corporation                       46.875             3.58               4,781.25
----------                                                                                          -------------
      5,427                                                                                         $  148,234.98
==========                                                                                          =============



Notes to Portfolio


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on September 22, 1999 and have a settlement date of September 27, 1999 (see "The Trust").


(2) The market value of each Security is based on the closing sale price on the applicable exchange or, if not listed, the last asked price on the day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                            Profit
                         Cost to                           (Loss) To
                         Sponsor                            Sponsor
                     --------------                     --------------
                     $   148,235                        $     --


"+" indicates that the stock is held in the form American Depositary Receipts or similar receipts.

"3" indicates that the stock is a foreign common stock traded on a U.S. securities exchange.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.



   The Securities. A brief description of each of the issuers of the Securities is listed below.

   CCB Financial Corporation. CCB Financial Corporation provides banking and other financial services through its banking subsidiaries. The company is the parent holding company of Central Carolina Bank and Trust Company, American Federal Bank, FSB, and Central Carolina Bank-Georgia. The banks accept deposits, make secured and unsecured loans, rent safe deposit boxes, and provide insurance.

   Centura Banks, Inc. Centura Banks, Inc. provides a complete line of banking, investment insurance, leasing, and trust services to individuals and businesses in North Carolina, South Carolina, and Virginia. The company provides its services through a variety of delivery channels, including full-service financial offices, automated teller machines, and through online money management packages.

   City National Corporation. City National Corporation is the holding company for City National Bank. The bank operates branches in Los Angeles, Orange, San Diego, Riverside, and Ventura counties in Southern California. City National provides commercial and personal loans of all types, deposit, cash management, international banking, and other products and services.

   Commerce Bancorp, Inc. Commerce Bancorp, Inc. is a multi-bank holding company with banking subsidiaries in New Jersey and Pennsylvania. The banks provide retail and commercial banking services and products, including various checking and savings accounts, safe deposit facilities, and a variety of loans.

   Commerce Bancshares, Inc. Commerce Bancshares, Inc., a bank holding company, offers a full line of banking services, including investment management and securities brokerage. The company also has operating subsidiaries involved in mortgage banking, credit related insurance, venture capital, and real estate activities. Commerce operates in Missouri, Illinois, and Kansas.

   Community First Bankshares, Inc. Community First Bankshares, Inc., a multi-bank holding company, currently serves communities in Arizona, Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota, South Dakota, Utah, Wisconsin, and Wyoming. The banks offer a variety of financial services to individuals and businesses, including banking, investments, insurance, and trust services.

   Compass Bancshares, Inc. Compass Bancshares, Inc. is a multi-bank holding company. The banks conduct a general commercial banking and trust business through a network of offices in Texas, Alabama, and Florida. Compass also provides insurance products and owns real estate.

   Cullen/Frost Bankers, Inc. Cullen/Frost Bankers, Inc. is the holding company for The Frost National Bank and United States National Bank of Gavelston. The banks provide commercial banking, consumer services, international banking, trust services, correspondent banking, discount brokerage, and insurance services through a network of offices in Texas.

   First Citizens BancShares, Inc. First Citizens BancShares, Inc. is the holding company for First-Citizens Bank & Trust Company and Atlantic States Bank. First-Citizens operates more than 340 offices serving 200 towns and cities in North Carolina, Virginia, and West Virginia. Atlantic States has 18 offices in Georgia, North Carolina, and Florida.

   First Midwest Bancorp, Inc. First Midwest Bancorp, Inc. is the holding company for First Midwest Bank. The bank attracts deposits and offers real estate mortgage, commercial, agricultural, and installment loans, as well as offers trust and investment advisory services. First Midwest serves northern Illinois and eastern Iowa from 76 banking offices.

   First Tennessee National Corporation. First Tennessee National Corporation, through its principal subsidiary First Tennessee Bank National Association and its other subsidiaries, provides a range of financial services. The company offers a variety of commercial banking services. First Tennessee Bank operates in Tennessee.

   FirstMerit Corporation. FirstMerit Corporation operates primarily as a multi-bank holding company. The banks attract deposits, originate loans, and provide other banking services. The company's non-banking subsidiaries provide securities brokerage, trust, equipment lease financing, insurance, and other services. FirstMerit operates in Ohio.

   Fulton Financial Corporation. Fulton Financial Corporation is a multi-bank holding company. The banks offer a full range of general retail and commercial banking services, including deposits, loans, equipment leasing and financing, and credit cards. Fulton operates in Pennsylvania, Maryland, Delaware, and New Jersey.

   Hibernia Corporation. Hibernia Corporation is a bank holding company. The company's subsidiary banks attract deposits and offer commercial real estate, consumer, and industrial loans. Hibernia operates a network of offices in Louisiana and Texas.

   M&T Bank Corporation. M&T Bank Corporation is the holding company for Manufacturers and Traders Trust Company and M&T Bank, N.A. The banks offer a variety of commercial banking, trust, and investment services to their customers. M&T Bank also offers selected deposit and loan products on a nationwide basis, primarily through direct mail and telephone marketing techniques.

   Marshall & Ilsley Corporation. Marshall & Ilsley Corporation is the holding company for 27 commercial banks, one federal savings bank, and a number of banking-related companies. The company's subsidiaries provide a full range of banking services to individuals, businesses, and governments throughout Wisconsin, in the Phoenix, Arizona metropolitan area, and the northern Chicago, Illinois suburbs.

   Mercantile Bankshares Corporation. Mercantile Bankshares Corporation is a multi-bank holding company. The company's banking subsidiaries provide a variety of personal and corporate banking services. Mercantile also provides trust and investment services and mortgage banking services.

   National Commerce Bancorporation. National Commerce Bancorporation is a multi-bank holding company. The banks provide a variety of commercial and retail banking services, as well as treasury services. National Commerce operates in the United States.

   North Fork Bancorporation, Inc. North Fork Bancorporation, Inc. is the holding company of North Fork Bank and Superior Savings of New England. The banks attract deposits from the general public and originate a variety of loans through a network of offices in the New York metropolitan and New Haven, Connecticut areas.

   Old Kent Financial Corporation. Old Kent Financial Corporation is a financial services company that operates banking offices in Michigan, Illinois, and Indiana. The company also operates mortgage lending offices throughout the United States.

   Provident Bankshares Corporation. Provident Bankshares Corporation is the holding company for Provident Bank of Maryland. The Bank provides a variety of commercial and consumer banking services, as well as life insurance products and services. Provident operates through a network of branch offices and serves seven Maryland counties, as well as Baltimore City and southern York County, Pennsylvania.

   Provident Financial Group, Inc. Provident Financial Group, Inc. is a commercial banking and financial services company with full-service banking operations in Ohio, northern Kentucky, and southwestern Florida. The company also provides mortgage loans, equipment leasing, and structured finance products through its non-banking subsidiaries.

   Republic Security Financial Corporation. Republic Security Financial Corporation is the holding company for Republic Security Bank. The bank attracts deposits from the general public and originates a variety of loans through a network of offices in Florida.

   S&T Bancorp, Inc. S&T Bancorp, Inc. is a holding company with two wholly-owned subsidiaries, S&T Bank and S&T Investment Company, Inc. S&T Bank is a full service bank providing service to its customers through a network of offices located in Allegheny, Armstrong, Clarion, Indiana, Jefferson, Clearfield, and Westmoreland counties in Pennsylvania.

   Silicon Valley Bancshares. Silicon Valley Bancshares is a holding company for Silicon Valley Bank. The bank is a commercial bank that serves emerging growth and middle-market growth companies in targeted niches, focusing on the technology and life sciences industries. Silicon Valley operates offices throughout the Silicon Valley and other areas of California, as well as in other states.

   Sky Financial Group, Inc. Sky Financial Group, Inc. is a diversified financial services holding company. The company's banking affiliates, located in Ohio and Michigan, serve customers primarily in Ohio, Michigan, western Pennsylvania, and West Virginia. Sky's financial service affiliates include insurance, investment, credit, and technology companies.

   Southwest Bancorporation of Texas, Inc. Southwest Bancorporation of Texas, Inc. is the holding company for Southwest Bank of Texas National Association. The bank focuses on private and middle-market relationship banking through a network of full-service branches located throughout the Houston metropolitan area of Texas.

   Sun Bancorp, Inc. Sun Bancorp, Inc. is the holding company for Sun National Bank and Sun National Bank, Delaware. The banks offer a wide variety of commercial and consumer lending and deposit services through branches located throughout southern and central New Jersey and New Castle County, Delaware.

   Triangle Bancorp, Inc. Triangle Bancorp, Inc. is a multi-bank holding company. The banks offer a wide range of loans to small and medium-sized businesses and individuals, leasing services, deposit services, and other products and services. Triangle Bancorp operates in North Carolina.

   Trustmark Corporation. Trustmark Corporation is the holding company for Trustmark National Bank. The bank offers a variety of deposit, investment, and credit products to its customers in Mississippi.

   UCBH Holdings, Inc. UCBH Holdings, Inc. is the holding company for United Commercial Bank. The bank operates retail banking offices in California, located in areas with high concentrations of ethnic Chinese. United provides a wide range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals, and other individuals.

   Valley National Bancorp. Valley National Bancorp is the holding company for Valley National Bank. The bank provides a full range of commercial and retail banking services, including the acceptance of deposits, trust services, and other services through branch offices located in northern New Jersey. Valley's other subsidiaries include mortgage servicing and investment companies.

   Westamerica Bancorporation. Westamerica Bancorporation is the holding company for Westamerica Bank and Bank of Lake County. The banks provide a full range of services to individual and corporate customers in northern and central California. The company's other subsidiaries finance accounts receivable and inventory lines of credit and term business loans, as well as provides data processing services to the company.

   Wilmington Trust Corporation. Wilmington Trust Corporation is a multi-bank holding company. The company, through its subsidiaries, is involved in lending, deposit taking, insurance, travel, investment advice, broker-dealer services, and mutual fund administration. Wilmington Trust operates in the United States.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 173:

   We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 173 as of September 23, 1999. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

   We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 173 as of September 23, 1999, in conformity with generally accepted accounting principles.

                                                              GRANT THORNTON LLP
Chicago, Illinois
September 23, 1999

                             STATEMENT OF CONDITION
                            As of September 23, 1999

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                         $   148,235
                                                             -----------
     Total                                                   $   148,235
                                                             ===========

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                $       199
     Deferred sales charge liability (3)                           4,342
Interest of Unitholders--
     Cost to investors (4)                                       149,730
     Less: Gross underwriting commission
        and organizational costs (2)(4)(5)                         6,036
                                                             -----------
         Net interest to Unitholders (4)                         143,694
                                                             -----------
         Total                                               $   148,235
                                                             ===========

--------------------------------------------------------------------------------

(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.


(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.





THE TRUST
--------------------------------------------------------------------------------


   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Wheat First Union, a division of First Union Capital Markets Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.


   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" any additional securities deposited into the Trust.
   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------


   The objective of the Trust is to provide capital appreciation by investing in a portfolio of equity securities. We cannot guarantee that the Trust will achieve its objective. The Securities were selected by Wheat First Union (the "Underwriter"). In selecting the Securities, the Underwriter considered the factors described under "Mid-Cap Bank Opportunity Trust".


   The Underwriter uses the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Underwriter may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.
   The Underwriter acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Underwriter also issues reports and makes recommendations on the Securities.
   You should note that the Underwriter applied the selection criteria to the Securities for inclusion in the Trust as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   Price Volatility. The Trust invests in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.
   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   Banking Industry. The Trust invests in a single industry. Any negative impact on the banking industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest.
   The Trust primarily invests in banks, thrifts and their holding companies. These issuers face risks related to general economic conditions, volatile interest rates, economic recession, competition from other financial services companies, government regulation and portfolio concentrations in geographic markets and in commercial and residential real estate loans. Changes in interest rates can significantly impact the operating results of financial institutions. Increased interest rates may increase a bank's interest income but may also increase the interest the bank pays on depository accounts and may lead to a decreased demand for loans. Lower interest rates may lead to increased prepayments on loans. If a loan is paid off early, the lending bank is subject to reinvestment risk to the extent that it is unable to reinvest the prepayments at rates which are comparable to the rates on the prepaid loans. Economic conditions in real estate markets can also significantly impact banks because they often invest substantial assets in loans secured by real estate.
   Federal and state laws regulate financial institutions extensively. Any increase or change in regulations could adversely affect banks and thrifts. In recent years, however, federal legislation has reduced certain barriers to interstate banking and branching by financial institutions. In addition, the Federal Reserve Board has liberalized regulations that limit the ability of nonbank subsidiaries of banks to engage in securities-related businesses. This and any future liberalization of banking regulations could result in increased competition which could negatively impact some companies. Banks also face significant competition from other financial companies that offer a broader array of products such as securities and brokerage companies, credit unions, mortgage banking companies and insurance companies.
   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
   Year 2000 Readiness Disclosure. These two paragraphs constitute "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trust do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trust. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.
   In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental affect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trust.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment to the Trust on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay the remaining portion of the deferred sales charge. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust. These costs include the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on September 23, 2000 the secondary market sales charge will be 3.40% and will not include deferred payments. On each subsequent September 23, the secondary market sales charge will decrease by 0.5% to a minimum sales charge of 2.90%. The initial offering period sales charge is reduced as follows:

       Aggregate
     Dollar Amount
   of Units Purchased*                    Sales Charge
---------------------                     ----------------
   $50,000 - $99,999                          3.75%
  $100,000 - $249,999                         3.25
  $250,000 - $499,999                         3.00
  $500,000 - $999,999                         2.50
  $1,000,000 or more                          2.00


---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent.The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their spouses or children under 21 and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust (other than Van Kampen American Capital Equity Opportunity Trust, Series 18 and 23) may utilize their redemption or termination proceeds from such a trust to purchase Units of the Trust at the Public Offering Price per Unit less 1%.
   The minimum purchase is 200 Units (or $2,000) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

       Aggregate                           Concession
     Dollar Amount                         or Agency
  of Units Distributed*                    Commission
---------------------                     ----------------
       Up to $49,999                          3.15%
   $50,000 - $99,999                          3.00
  $100,000 - $249,999                         2.50
  $250,000 - $499,999                         2.25
  $500,000 - $999,999                         1.75
  $1,000,000 or more                          1.50

---------------
*The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor.


   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. The total concession or agency commission for secondary market transactions will initially be 3.15% of the Public Offering Price per Unit and will decrease by 0.50% on each September 23 beginning on September 23, 2000 to a minimum of 2.15%. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.


   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   Sponsor and Underwriter Compensation. The Underwriter will receive a gross sales commission equal to the total sales charge applicable to each transaction. The Sponsor will receive from the Underwriter the difference between the gross sales commission and an amount equal to the broker concessions or agency commissions described under "Unit Distribution". In addition, the Underwriter will receive additional compensation during the initial offering period of 0.10% of the Public Offering Price per Unit if it distributes $20-$25 million, 0.15% of the Public Offering Price per Unit if it distributes $25-$50 million, 0.20% of the Public Offering Price per Unit if it distributes $50-$75 million, 0.25% of the Public Offering Price per Unit if it distributes $75-$100 million and 0.30% of the Public Offering Price per Unit if it distributes $100 million or more. In addition, the Underwriter will receive additional compensation of 0.05% of the Public Offering Price per Unit for all primary market sales in excess of $100 million of Van Kampen Focus Portfolios trusts for which the Underwriter acts as principal underwriter during 1999. Any sales charge discount provided to investors will be borne by the selling dealer or agent.
   In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor or Underwriter may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor or Underwriter. In maintaining a secondary market, the Underwriter will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor or Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Underwriter's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   An affilliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities. An affiliate may act as a specialist or market marker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Market for Units. Although it is not obligated to do so, the Underwriter currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Underwriter may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Underwriter of any tendered of Units for redemption. If the Underwriter's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Underwriter may sell repurchased Units at the secondary market Public Offering Price per Unit.
   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered).
   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption.
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses and sales charges of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Units. Ownership of Units is evidenced in book entry form. Units are transferable by making a written request to the Trustee. A Unitholder must sign the written request exactly as his name appears on the records of the Trustee with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Trust is not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".
   Unitholders owning 2,500 Units or more may request an in kind distribution of Securities at termination. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   Wheat First Union. Wheat First Union is the Underwriter and Supervisor of the Trust. Wheat First Union is a division of First Union Capital Markets Corp., member New York Stock Exchange and the National Association of Securities Dealers, Inc. and a separate non-bank affiliate of First Union Corporation. Founded in 1934, Wheat First Union now has over 3,000 associates and operates 128 offices nationwide. First Union Corporation is America's sixth-largest commercial bank holding company. Wheat First Union has more than $40 billion in client assets-making it one of the largest brokerage firms in the United States. You can contact Wheat First Union at 901 East Byrd Street, Richmond, Virginia 23219 or by calling (800) 999-4328. You can also visit Wheat First Union at www.wheatfirst.com.
   Wheat First Union is the retail securities brokerage division of First Union Capital Markets Corp ("FUCMC"). FUCMC is wholly owned by Wheat First Butcher Singer, Inc. which is a wholly owned subsidiary of First Union Corporation. FUCMC also is a full service registered broker-dealer and a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. First Union Corporation is a bank holding company and publicly traded corporation. First Union Brokerage Services, Inc. ("FUBS") is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. FUBS is a wholly owned subsidiary of First Union National Bank, First Union Corporation's principal bank subsidiary, which also is a wholly owned subsidiary of First Union Corporation. First Union Corporation, the parent corporation of First Union Capital Markets Corp., has entered into an agreement with EVEREN Capital Corporation whereby First Union Corporation will acquire EVEREN Capital Corporation by merging a wholly-owned subsidiary into EVEREN Capital Corporation. This merger is currently expected to take place in the third or fourth quarter of 1999, pending EVEREN stockholder approval, regulatory approvals and other conditions to closing. EVEREN Capital Corporation is the parent corporation for EVEREN Securities, Inc., a registered broker-dealer.
   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181,
(630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. We may from time to time in advertising and sales materials compare the current returns on the Trust and returns over specified time periods on other similar trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------

   General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.
   For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Trust.
   2. A Unitholder will be considered to have received all of the dividends paid on his or her pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of any expenses or deferred sales charge imposed. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder.
   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from the Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of the dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.
   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for tax-payers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution of the Securities in the Trust. A Unitholder may also under certain circumstances request an in kind distribution of the Securities in the Trust upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an in kind distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such in kind distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security owned by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust.
   Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
   In the opinion of special counsel for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, the Evaluator, which is an affiliate of the Sponsor, will receive the annual fee for evaluation services set forth in the "Fee Table". The Supervisor will receive the annual fee described in the "Fee Table" for portfolio supervisory services for the Trust. These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust may pay the expenses of updating its registration statement each year. Sponsors of unit investment trusts have historically paid these expenses.


   General. The fees and expenses of the Trust will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.


OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).


TABLE OF CONTENTS
--------------------------------------------------------------------------------

        Title                                    Page
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Mid-Cap Bank Opportunity Trust..............     4
   Notes to Portfolio..........................     6
   The Securities..............................     7
   Report of Independent Certified
      Public Accountants.......................    10
   Statement of Condition .....................    11
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Rights of Unitholders.......................   A-6
   Trust Administration........................   A-8
   Taxation....................................  A-10
   Trust Operating Expenses....................  A-13
   Other Matters...............................  A-14
   Additional Information......................  A-14



                                                                       EMSPRO173



                                   PROSPECTUS


--------------------------------------------------------------------------------
                               September 23, 1999


                                Wheat First Union
                                EVEREN SECURITIES
                           FIRST UNION (R) First Union
                            Brokerage Services, Inc.


                            Mid-Cap Bank Opportunity
                                 Trust, Series 1



                              901 East Byrd Street
                            Richmond, Virginia 23219
                                 (800) 999-4328
                               www.wheatfirst.com

              Please retain this prospectus for future reference.


                             Information Supplement
                     Van Kampen Focus Portfolios, Series 173


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

             Table of Contents
                                                 Page
        Risk Factors                                2
        Sponsor Information                         4
        Trustee Information                         5
        Trust Termination                           5

RISK FACTORS

     Price Volatility. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
   Banking Issuers. The Trust is concentrated in securities issued by companies in the banking industry. In view of this, an investment in Units should be made with an understanding of the problems and risks inherent in the banking industry in general. Banking institutions are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Economic conditions in the real estate markets can have a significant effect upon banking institutions because they generally have a substantial percentage of their assets invested in loans secured by real estate. Banking institutions are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Regulatory actions, such as increases in minimum capital requirements applicable to commercial banks to the FDIC, can negatively impact earning and the ability of an institution to pay dividends. Furthermore, neither federal insurance or deposits nor governmental regulation, however, ensures the solvency or profitability of banking institutions, or insures against any risk of investment in the securities issued by such institutions.
   Financial institutions and their holding companies are extensively regulated under federal and state laws. As a result, the business, financial condition and prospects of banks can be materially affected not only by management decisions and general economic conditions, but also by applicable statutes and regulations and other regulatory pronouncements and policies promulgated by regulatory agencies with jurisdiction over the banks, such as the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC") and the state banking regulators. The effect of such statutes, regulations, and other pronouncements and policies can be significant, cannot be predicted with a high degree of certainty and can change over time. Furthermore, such statutes, regulations, and other pronouncements and policies are intended to protect depositors and the FDIC's deposit insurance funds, not to protect stockholders. Bank holding companies as well as their subsidiary banks are subject to enforcement actions by their regulators for regulatory violations. In addition to compliance with statutory and regulatory limitations and requirements concerning financial and operating matters, regulated financial institutions must file periodic and other reports and information with their regulators and are subject to examination by each of their regulators.
   The statutory requirements applicable to and regulatory supervision of banking holding companies and their subsidiary banks have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), enacted in August 1989, the Federal Deposit Insurance Corporations Improvement Act of 1991 ("FDICA"), enacted in December 1991, and the regulations promulgated under FIRREA and FDICIA. The impact of regulations promulgated pursuant to FDICIA on the business and financial condition and prospects of banks cannot be predicted with certainty. Banks currently face significant competition from other financial institutions such as mutual funds, securities and brokerage companies, credit unions, mortgage banking corporations and insurance companies, and increased competition may result from broadening national interstate banking powers and liberalization of certain restrictions on the activities of nonbank subsidiaries of banks. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the issuers of the Securities. There can be no assurance that such issuers will be able to compete effectively in their markets, and the results of operations could be adversely affected if circumstances affecting the nature or level of competition change.
   Federal legislation has become effective in recent years which serves to lessen or remove certain legal barriers to interstate banking and branching by financial institutions. The legislation may result in an increase in the nationwide consolidation activity occurring among financial institutions by facilitating interstate bank operations and acquisitions. The legislation does, however, allow states to "opt out" of interstate branching and certain states have opted out of the legislation. The effects of changes in interstate banking cannot be predicted, however, it is likely that there will be increased competition within the regional banking industry which could have an adverse impact on certain issuers. In addition, the Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities, provided that the subsidiaries would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In certain situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities. The Federal Reserve Board has recently liberalized the standards used in determining whether a subsidiary is principally engaged in such activities. From time to time bills have been introduced in Congress that would remove many of the Glass-Steagall Act restraints. This and any future liberalization of Glass-Steagall could result in increased competition which could be have an adverse impact on certain issuers. The Sponsor makes no prediction as to what, if any, additional bank regulatory reform might be adopted or what ultimately effect such reform might have on the Trust's portfolio.
     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in the Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
     Year 2000. The Trust could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trust.

SPONSOR INFORMATION

   Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of March 31, 1999, the Sponsor and its Van Kampen affiliates managed or supervised approximately $75 billion of investment products. The Sponsor and its Van Kampen affiliates managed $64 billion of assets, consisting of $36.6 billion for 50 open-end mutual funds, $19.5 billion for 39 closed-end funds and $8.2 billion for 106 institutional accounts. The Sponsor has also deposited more than 3,200 unit trusts amounting to approximately $35.4 billion of assets. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance or evaluation services at cost for approximately $13.4 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.
   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning the minimum number of Units described in the Prospectus to request an in kind distribution of the Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                       CONTENTS OF REGISTRATION STATEMENTS

This Amendment No. 2 to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1  Consent of Interactive Data Corporation.

4.2  Consent of Independent Certified Public Accountants.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 173, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 173 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 23rd day of September, 1999.

                                         Van Kampen Focus Portfolios, Series 173
                                                        By Van Kampen Funds Inc.

                                                          By Christine K. Putong
                                                             Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below on September 23, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President                  )


                                                             Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.